M & F WORLDWIDE CORP.

35 E. 62nd Street

New York, NY 10021

Steven L. Fasman

Tel: 212-572-5150

Fax: 212-572-5151

April 13, 2007

Via Edgar, label “Corresp”

Mr. Patrick Kuhn

Division of Corporation Finance

U.S. Securities & Exchange Commission

Mail Stop 3561

Washington, DC 20549

Re:	M & F Worldwide Corp.
File No. 001-13780
Form 10-K: For the Fiscal Year Ended December 31, 2006

Dear Mr. Kuhn:

As we discussed earlier today by telephone, I write to confirm that the Staff has granted M & F Worldwide Corp. until May 14, 2007 to reply to the matters addressed in the Staff’s letter to Mr. Paul G. Savas of M & F Worldwide Corp. dated April 10, 2007.

Thank you for your courtesies in this matter, and please feel free to contact me if you have any question.

Sincerely yours,

/s/ Steven Fasman
Steven Fasman